UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Trine II Acquisition Corp.

(Name of Issuer)

Units, consisting of one Class A Ordinary Share, par value
$0.0001 per share, and one-half of one warrant

(Title of Class of Securities)

G9059F126

(CUSIP Number)

November 5, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9059F126	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Management UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 2,970,000
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 2,970,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See ☐ Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.17%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IA

1 The percentages used herein and in the rest of this Schedule 13G are calculated based upon 41,400,000 Units (consisting of one Class A Ordinary Share and one-half of one warrant) outstanding, as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on November 2, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2021, after giving effect to the completion of the offering and full exercise of the underwriters’ over-allotment option, as described therein. Therefore, as of the date hereof, MIC Capital Management UK LLP may be deemed to beneficially own approximately 7.17% of the outstanding shares of Class A Ordinary Share.

CUSIP No. G9059F126	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Partners (Public) Parallel Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 2,970,000
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 2,970,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See ☐ Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.17%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G9059F126	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.

(a) Name of Issuer:

Trine II Acquisition Corp.

(b) Address of Issuer’s Principal Executive Offices:

228 Park Avenue S., Ste 63482, New York, New York 10003

Item 2.

(a) Name of Person Filing:

(i)	MIC Capital Management UK LLP
(ii)	MIC Capital Partners (Public) Parallel Cayman, LP

(b)	Address of Principal Business Office or, if none, Residence:

(i)       Floor 7, 25 Berkeley Square, London, United Kingdom

(ii)      MIC Capital Partners (Public) Parallel Cayman, LP Walkers Corporate Limited

190 Elgin Avenue,

George Town, Grand Cayman KY1-9008, Cayman Islands

(c)	Citizenship:

(i)       United Kingdom

(ii)      Cayman Islands

(d)	Title of Class of Securities:

Units, consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-half of one warrant

(e)	CUSIP No.:

G9059F126

CUSIP No. G9059F126	SCHEDULE 13G	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G9059F126	SCHEDULE 13G	Page 6 of 7 Pages

Item 4. Ownership:

(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Rows (5) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	Percent of Class: The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	Number of shares as to which the person has: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G9059F126	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2021

MIC CAPITAL MANAGEMENT UK LLP

By: /s/ Rodney Cannon

Rodney Cannon, General Counsel

MIC CAPITAL PARTNERS (PUBLIC) PARALLEL CAYMAN, LP

By: /s/ Rodney Cannon

Rodney Cannon, Manager